This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 000-28011

TELEFONICA

ANTONIO J. ALONSO UREBA
Director , General Secretary amd
Secretary to the Board of Directors

Telefónica, S.A., as provided in article 82 of the Spanish Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT Telefónica submitted registration form F-4 to the Securities and Exchange Commission (SEC), the US stock market regulator, on March 7, 2005, in relation to its announced takeover of Terra Networks, S.A. and in its capacity as the acquiring company, in accordance with US stock market regulations; the shares of Telefónica, S.A. ("Telefónica") and Terra Networks, S.A., ("Terra") are listed in the US. Pursuant to these regulations, this document is currently subject to review by the SEC until the SEC declares it effective. During this period, Telefónica may supplement and update the information in this document or may introduce changes to its content. In accordance with US stock market regulation requirements, the submitted F-4 form comprises the following section headings:

  “Questions and answer about the Merger”.

  Risks factors relating specifically to the Merger.

  The Merger: general; background of the Merger; Telefónica and Terra Networks’ reasons for the Merger; accounting treatment; material Spanish and US Federal Taxation consequences; relationship between Telefónica and Terra Networks; comparative per ordinary share and per ADS market price information; opinion of independent expert appointed pursuant to Spanish law ( to be included when issued); management share ownership and stock option plans; summary of opinion of Morgan Stanley & Co. Limited for Telefónica; summary of opinion of Lehman Brothers Europe Limited for Terra; summary of opinion of Citigroup Global Markets Limited for Terra; the Merger Plan; other expenses.

  Information about Meetings and Voting for Telefónica and Terra Networks: matters relating to the Meetings; vote necessary to approve Telefónica and Terra Networks proposals; proxies and other business.

  Legal information: comparison of shareholder rights; summary of material differences between current rights of Terra Networks shareholders and Terra Networks ADS holders and rights those shareholders and ADSs holders will have as Telefónica shareholders and Telefónica ADS holders following the Merger; Stock Exchange information on Telefónica share; Stock exchange listing, delisting and deregistration of Terra Networks ordinary shares and ADSs.

  Information about Telefónica: selected historical consolidated financial information.

  Information about Terra Networks: selected historical consolidated financial information.

  Additional information for shareholders.

A summarized translation* of the information contained in the F-4 form submitted by Telefónica on March 7 in relation to the opinions provided by Morgan Stanley & Co. Limited to the board of directors of Telefónica, and by Lehman Brothers Europe Limited and Citigroup Global Markets Limited to the board of directors of Terra, is included as an annex to this document.

Madrid, March 11th , 2005

*	Telefónica wishes to expressly state that the original language of the translation included as an annex to this document is English, and that this translation has been carried out for information purposes only. In the event of discrepancies between the texts, the original English version of this document shall prevail.

Telefónica, S.A. has filed with the SEC a registration statement on Form F-4 (the “Form F-4”) relating to the merger of Telefónica, S.A. and Terra Networks, S.A. (the “merger”) as well as other relevant documents concerning the merger. WE URGE INVESTORS TO READ THE FORM F-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain copies of the Form F-4 and other documents from the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The Form F-4 and other documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, the Form F-4 and other documents (including any exhibits) filed with the SEC by Telefónica, S.A. are available free of charge from the Investor Relations office of Telefónica, S.A., located at Gran Vía, 28, 28013-Madrid, Spain. Telephone 011-34-91-584 47 00. READ THE FORM F-4 CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SUMMARY OF THE OPINION OF MORGAN STANLEY & CO. LIMITED

     Telefónica retained Morgan Stanley & Co. Limited to provide it with financial advisory services and a financial opinion in connection with its merger with Terra Networks. Telefónica selected Morgan Stanley & Co. Limited to act as its financial advisor based on Morgan Stanley & Co. Limited’s qualifications, expertise and reputation. On February 23, 2005, Morgan Stanley & Co. Limited rendered its written opinion, that, as of that date, based upon and subject to the various considerations set forth in the opinion, the merger exchange ratio to be paid by Telefónica and the extraordinary dividend to be distributed by Terra Networks to its shareholders, including Telefónica, pursuant to the merger plan was fair from a financial point of view to Telefónica.

     The full text of the written opinion of Morgan Stanley & Co. Limited, dated as of February 23, 2005 sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley & Co. Limited in rendering its opinion. Morgan Stanley & Co. Limited’s opinion is directed to Telefónica’s Board of Directors and addresses only the fairness from a financial point of view of the merger exchange ratio to be paid by Telefónica and the extraordinary dividend to be distributed by Terra Networks to its shareholders, including Telefónica, pursuant to the merger plan to Telefónica as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of Telefónica or Terra Networks ordinary shares as to how to vote at their annual general shareholders’ meetings. In addition, this opinion does not, in any manner, address the prices at which Telefónica’s ordinary shares will trade following consummation of the Merger.

     The summary of the opinion of Morgan Stanley & Co. Limited set forth in the F4 prospectus is qualified in its entirety by reference to the full text of the opinion.

     In connection with rendering its opinion, Morgan Stanley & Co. Limited, among other things:

a)	reviewed certain publicly available financial statements and other business and financial information relating to Telefónica and Terra Networks respectively;

b)	reviewed the reported prices and trading activity for the ordinary shares of Telefónica and Terra Networks respectively;

c)	compared the financial performance of Terra Networks and Telefónica and the prices and trading activity of the ordinary shares of each of Telefónica and Terra Networks with that of certain other comparable publicly-traded companies comparable with Telefónica and Terra Networks, respectively and their securities;

d)	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

e)	reviewed certain equity research reports prepared by a number of investment banks relating to Telefónica and Terra Networks respectively;

f)	reviewed certain equity research reports prepared by a number of investment banks relating to certain publicly-traded companies comparable with Telefónica and Terra Networks respectively;

g)	reviewed certain internal financial statements and other financial and operating information concerning Telefónica and Terra Networks respectively;

h)	reviewed Terra Networks’ management business plan dated February 14, 2005;

i)	discussed the past, current and future operations of Terra Networks with the management of Telefónica;

j)	reviewed the pro-forma impact of the merger on Telefónica’s earnings per share;

k)	reviewed the merger plan and certain related documents; and

l)	considered such other factors, reviewed such other information and performed such other analyses as Morgan Stanley & Co. Limited deemed appropriate.

     In arriving at its opinion, Morgan Stanley & Co. Limited assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to internal financial statements, the financial projections and other financial data, Morgan Stanley & Co. Limited assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Terra Networks and Telefónica. Morgan Stanley & Co. Limited discussed with the management of Telefónica the strategic rationale for the merger and the perceived strategic, financial and operating benefits of the merger for Telefónica if the merger is consummated. Morgan Stanley & Co. Limited did not make any independent valuation or appraisal of the assets or liabilities of Telefónica or Terra Networks, nor was it furnished with any such appraisals. Further, in accordance with Telefónica’s instructions, Morgan Stanley & Co. Limited only conducted a limited due diligence review for the purposes of its opinion and, in particular, Morgan Stanley & Co. Limited was not provided with, or had, access to the management of Terra Networks. With respect to legal, tax and accounting matters relating to the merger, Morgan Stanley & Co. Limited relied upon the information provided by and the judgments made by Telefónica and its legal, tax and accounting advisors.

      In arriving at its opinion, Morgan Stanley & Co. Limited was not authorized to solicit, and did not solicit, interest from any party with respect to the merger.

     Morgan Stanley & Co. Limited’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of the date of its opinion. Events occurring after the date of its opinion may affect Morgan Stanley & Co. Limited’s opinion and the assumptions used in preparing it, and Morgan Stanley & Co. Limited did not assume any obligation to update, revise or reaffirm its opinion. In addition, Morgan Stanley & Co. Limited assumed that the merger will be consummated in accordance with the terms set forth in the merger plan without any waiver, amendment or delay of any terms or conditions.

     The following is a brief summary of the material analyses performed by Morgan Stanley & Co. Limited in connection with the preparation of its written opinion letter dated February 23,

2005. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley & Co. Limited, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     The various analyses summarized below were based on closing prices for the ordinary shares of Telefónica and Terra Networks as of February 21, 2005, adjusted to reflect the announced dividend distributions by each of the two companies:

i)	Telefónica’s share price: adjusted for a total of €0.80 per share in dividends declared by Telefónica (and which will not be payable to Terra Networks’ current shareholders with respect to the Telefónica shares they will receive following the merger, pursuant to the merger plan) as follows: (a) €0.23 per share cash dividend from 2004 net income payable to Telefónica’s current shareholders on May 13, 2005; and, (b) one Telefónica share for each 25 Telefónica shares to be distributed to current Telefónica’s shareholders from the Additional Paid-in Capital Reserve and following the 2005 annual general shareholders’ meeting to be tentatively held on May 25, 2005 (estimated at €0.57 per share at Telefónica’s closing share price as of February 21, 2005);

ii)	Terra Networks’ share price: adjusted for the €0.60 per share cash dividend announced by Terra Networks’ Board of Directors on February 23, 2005, which will be distributed to Terra Networks’ current shareholders prior to the merger.

     Trading Range Analysis

     Morgan Stanley & Co. Limited reviewed the range of closing prices of Telefónica and Terra Networks ordinary shares for various periods ending on February 21, 2005. Morgan Stanley & Co. Limited observed the following:

Period Ending February 21, 2005	Telefónica	Terra Networks
Last Three Months	€12.18 - €13.76	€2.20 - €2.70
Last Six Months	€10.66 - €13.76	€2.17 - €2.70
Last Twelve Months	€10.40 - €13.76	€2.17 - €2.70

     Morgan Stanley & Co. Limited calculated that the exchange ratio of 2 Telefónica ordinary shares for every 9 Terra Networks ordinary shares pursuant to the merger plan represented a 15% price premium to the unaffected share price of Terra Networks ordinary shares as of February 11, 2005, and a 14% price premium to the 30 trading days average of Terra Networks ordinary shares prior to February 21, 2005.

     Comparable Companies Analysis

     Morgan Stanley & Co. Limited compared certain financial information of Telefónica and Terra Networks with publicly available consensus financial estimates for other companies that shared similar business characteristics to Telefónica and Terra Networks, respectively. The companies used in this comparison included the following companies:

i)	With respect to Telefónica: Belgacom, British Telecom, Deutsche Telekom, France Telecom, KPN, Hellenic Telecommunications (OTE), Portugal Telecom, Swisscom, Tele Danmark (TDC), Telecom Italia, TeliaSonera, Telekom Austria and Telenor; and

ii)	With respect to Terra Networks: using as reference the “unaffected” closing share price of T-Online as of October 8, 2004 (prior to Deutsche Telekom’s announcement of a minority buy out tender offer followed by a statutory merger with T-Online).

     For the purposes of this analysis, Morgan Stanley & Co. Limited analyzed the ratio of aggregate value (defined as market capitalization plus total debt less cash and cash equivalents, plus other adjustments) to estimated calendar year 2005 earnings before interest, taxes, depreciation and amortization for Telefónica and to estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization for Terra Networks. Morgan Stanley & Co. Limited applied this multiple to Telefónica’s 2005 and Terra Networks’ 2006 earnings before interest, taxes, depreciation and amortization, utilizing as information sources for Telefónica, publicly available consensus financial forecasts, and for Terra Networks, financial forecasts prepared by the management of Terra Networks.

     Based on Telefónica’s and Terra Networks’ current outstanding ordinary shares and options, Morgan Stanley & Co. Limited estimated the implied value per Telefónica and Terra Networks ordinary share, respectively, as of February 21, 2005, as follows:

Calendar Year Financial	Financial Statistic	Comparable Companies Multiple Statistic	Implied Value Per Share
Telefónica Aggregate Value to Estimated 2005 Earnings Before Interest, Taxes, Depreciation and Amortization	€14,301 MM	5.6x - 6.6x	€10.89- €13.77
Terra Networks Aggregate Value to Estimated 2006 Earnings Before and Amortization	€60 MM	12.6x	€2.67

     No company utilized in the comparable companies analysis is identical to Telefónica or Terra Networks. In evaluating comparable companies, Morgan Stanley & Co. Limited made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telefónica or Terra Networks, such as the impact of competition on the businesses of Telefónica or Terra Networks and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Telefónica or Terra Networks or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

     Discounted Cash Flow Analysis

     Morgan Stanley & Co. Limited calculated the range of equity values per ordinary share for each of Telefónica and Terra Networks based on a discounted cash flow analysis. With respect to Telefónica, Morgan Stanley & Co. Limited relied on publicly available consensus financial forecasts for calendar years 2005 through 2010 and extrapolations from such projections for calendar years 2011 through 2014. In arriving at a range of equity values per share of Telefónica ordinary shares, Morgan Stanley & Co. Limited calculated the terminal value by applying a range of perpetual growth rates ranging from 1.0% to 1.5% . The unlevered free cash flows from calendar year 2005 through 2014 and the terminal value were then discounted to present values using a range of discount rates of 8.0% to 9.0% . With respect to Terra Networks, Morgan Stanley relied on Terra Networks’ financial projections provided by the management of Telefónica (as received by them from Terra Networks) for calendar years 2005 through 2008 and extrapolations from such projections for calendar years 2009 through 2014. With respect to those financial projections and other information and data relating to Terra Networks, including information as to Terra Networks’ material tax attributes, Morgan Stanley & Co. Limited was advised by the Telefónica management that such forecasts and other information and data were reasonably prepared on bases reflecting the best current estimates and judgments of the management of Telefónica as to the future financial performance of Terra Networks and the expected realization by Terra Networks of its material tax attributes. In arriving at a range of equity values per share of Terra Networks ordinary shares, Morgan Stanley & Co. Limited calculated the terminal value by applying a range of perpetual growth rates from 3.0% to 4.0% . The unlevered free cash flows from calendar year 2005 through 2014 and the terminal value were then discounted to present values using a range of discount rates of 11.5% to 12.5% . The unlevered free cash flows included the benefits to Telefónica resulting from future tax or business or other savings as well as payments to be received by Terra Networks under its strategic agreement with Telefónica.

     The following table summarizes the results of Morgan Stanley & Co. Limited’s analysis:

Key Assumptions	Implied Equity Value (€MM)	Implied Equity Value Per Share
Telefónica: 1.0% - 1.5% perpetual growth rate, 8.0% - 9.0% discount rate	€69,928 - €88,215	€14.11 - €17.80
Terra Networks: 3.0% - 4.0% perpetual growth rate, 11.5% - 12.5% discount rate	€1,448 - €1,522	€2.55 - €2.68

     Equity Research Analysts’ Price Targets

     Morgan Stanley & Co. Limited reviewed and analyzed future public market trading price targets for Telefónica and Terra Networks ordinary shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Telefónica and Terra Networks ordinary shares. The range of equity analyst price targets reviewed for Telefónica and Terra Networks were €13.70 - €15.70 and €2.30 -€2.65, respectively.

     The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Telefónica or Terra Networks ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Telefónica and Terra Networks and future financial market conditions.

      Analysis of Precedent Transactions

     Morgan Stanley & Co. Limited reviewed Deutsche Telekom’s minority buy out tender offer for the 26% free float of T-Online it did not own and the follow-on statutory merger between Deutsche Telekom and T-Online announced on October 9, 2004.

     For the purposes of this analysis, Morgan Stanley & Co. Limited analyzed the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents plus other adjustments, to estimated calendar year 2005 earnings before interest, taxes, depreciation and amortization and applied this multiple to Terra Networks’ 2005 earnings before interest, taxes, depreciation and amortization, included in the financial forecasts prepared by the management of Terra Networks. Based on Terra Networks’ current outstanding ordinary shares and options, Morgan Stanley & Co. Limited estimated the implied value per Terra Networks ordinary share as of February 21, 2005 as follows:

Valuation Statistic and Calendar Year	Financial Statistic	Comparable Company Multiple Statistic	Implied Value Per Share Range for Terra Networks
Aggregate Value to Estimated 2005 Earnings Before Interest, Taxes, Depreciation and Amortization	€52 MM	17.7x	€2.96

     No company or transaction utilized in the precedent transaction analyses was identical to Terra Networks or the merger. In evaluating the precedent transactions, Morgan Stanley & Co. Limited made judgments and assumptions with regards to general business, market and financial conditions and other matters, which are beyond the control of Terra Networks, such as the impact of competition on the business of Terra Networks or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Terra Networks or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

     Exchange Ratio Analysis

     Morgan Stanley & Co. Limited reviewed the ratios of the closing prices of Terra Networks ordinary stock divided by the corresponding closing prices of Telefónica ordinary stock over various periods ending February 21, 2005. Morgan Stanley & Co. Limited examined the premiums represented by the merger exchange ratio of 0.2222, as set forth in the merger plan, over the benchmarks mentioned below and found them to be as follows:

	Telefónica (€/share)	Terra Networks (€/share)	Implied Exchange Ratio	Implied Premium[1]
Last 90 Days Avge.	€12.18 - € 13.76	€2.20 - €2.70	0.181 - 0.196	12% - 13%
Last Six Months Avge.	€10.66 - €13.76	€2.17 - €2.70	0.196 - 0.204	9% - 13%
Last Twelve Months Avge.	€10.40 - €13.76	€2.17 - €2.70	0.196 - 0.209	6% - 13%

1 Implied premium defined as announced exchange ratio of 0.2222 divided by implied exchange ratio for each trading average.

SUMMARY OF OPINION OF LEHMAN BROTHERS EUROPE LIMITED

     The Board of Directors of Terra Networks engaged Lehman Brothers Europe Limited to act as its financial advisor in connection with a possible business combination transaction with Telefónica. As part of its engagement, Lehman Brothers Europe Limited was asked to render an opinion to Terra Networks’ Board of Directors with respect to the fairness, from a financial point of view, to the shareholders of Terra Networks (other than Telefónica) of the exchange ratio to be offered in the merger. On February 23, 2005, Lehman Brothers Europe Limited rendered its oral opinion, subsequently confirmed in writing, to the Board of Directors of Terra Networks that based upon and subject to matters stated therein, as of the date of its opinion, from a financial point of view, the exchange ratio of two Telefónica ordinary shares per each nine Terra Networks ordinary shares to be offered in the proposed merger was fair to the shareholders of Terra Networks (other than Telefónica). In connection with rendering its opinion, Lehman Brothers Europe Limited assumed, among other things, payment of the proposed dividend of €0.60 per Terra Networks ordinary share to be paid to all Terra Network shareholders prior to the merger.

     Lehman Brothers Europe Limited’s opinion was provided for the information and assistance of the Board of Directors of Terra Networks in connection with its consideration of the proposed merger. Lehman Brothers Europe Limited’s opinion is not intended to be and does not constitute a recommendation to any shareholder of Terra Networks as to how such shareholder should vote with respect to the proposed merger. Lehman Brothers Europe Limited was not requested to opine as to, and Lehman Brothers Europe Limited’s opinion does not in any manner address, Terra Networks’ underlying business decision to proceed with or effect the proposed merger.

     In arriving at its opinion and in relation to Terra Networks, Lehman Brothers Europe Limited reviewed and analyzed: (1) a draft of the merger plan and the specific terms of the proposed merger; (2) publicly available information concerning Terra Networks that Lehman Brothers Europe Limited believed to be relevant to its analysis; (3) financial and operating information with respect to the business, operations and prospects of Terra Networks furnished to Lehman Brothers Europe Limited by Terra Networks; (4) a trading history of Terra Networks’ ordinary shares since its initial public offering to the date of its opinion and a comparison of that trading history with those of other companies that Lehman Brothers Europe Limited deemed relevant;

and (5) a comparison of the financial terms of the proposed merger with the financial terms of certain other recent transactions that Lehman Brothers Europe Limited deemed relevant.

     In addition, Lehman Brothers Europe Limited had discussions with the management of Terra Networks concerning Terra Networks’ business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers Europe Limited deemed appropriate.

     In arriving at its opinion and in relation to Telefónica, Lehman Brothers Europe Limited reviewed and analyzed such publicly available information as Lehman Brothers Europe Limited deemed relevant and, in particular the consensus price targets for Telefónica ordinary shares published by research analysts and an analysis of the recent trading performance of Telefónica ordinary shares. Lehman Brothers Europe Limited did not have access to non- public information relating to Telefónica nor did Lehman Brothers Europe Limited meet with Telefónica’s management team to assess its future prospects.

     In arriving at its opinion, Lehman Brothers Europe Limited assumed and relied upon the accuracy and completeness of the financial and other information provided to Lehman Brothers Europe Limited without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of Terra Networks that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. At the request of Terra Networks’ Board of Directors, Lehman Brothers Europe Limited also retained independent counsel to advise it on certain matters relating to the material tax attributes of Terra Networks and the effect of the proposed merger on those attributes, and Lehman Brothers Europe Limited relied on that advice. With respect to the financial projections of Terra Networks, including information as to Terra Networks’ material tax attributes, upon advice of Terra Networks, Lehman Brothers Europe Limited assumed that such projections and information were reasonably prepared on a basis reflecting the best currently available estimates and judgments of, and information available to, the management of Terra Networks as to the future financial performance and tax attributes of Terra Networks. However, for purposes of its analysis, Lehman Brothers Europe Limited also utilised its own sector wide and company specific assumptions and estimates which resulted in certain adjustments to the projections of Terra Networks. Lehman Brothers Europe Limited discussed these adjusted projections with the management of Terra Networks and management agreed with the logic of the use of such adjusted projections in arriving at Lehman Brothers Europe Limited’s opinion.

     In arriving at its opinion, Lehman Brothers Europe Limited (i) took into account, among other factors, the proposed dividend of €0.23 to be paid by Telefónica to its shareholders in respect of 2004 and the proposed distribution by Telefónica of one Telefónica share for each 25 Telefónica shares, in which Terra Networks shareholders will not participate, and (ii) did not conduct a physical inspection of the properties and facilities of Terra Networks and did not make or obtain any evaluations or appraisals of the assets or liabilities of Terra Networks. In addition, Lehman Brothers Europe Limited was not asked or authorized to solicit, and Lehman Brothers Europe Limited did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Terra Networks’ business. Based on publicly available information, Lehman Brothers Europe Limited has assumed, for the purposes of its opinion, that the Company has 561.2 million shares currently in issue, which number excludes treasury shares and options to acquire shares currently out of the money. Lehman Brothers Europe Limited’s opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion.

     In connection with rendering its opinion, Lehman Brothers Europe Limited performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Accordingly, Lehman Brothers Europe Limited believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers Europe Limited made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Terra Networks and Telefónica. None of Terra Networks, Telefónica, Lehman Brothers Europe Limited or any other person assumes responsibility if future results are materially different from those discussed or assumed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

     The following is a summary of the material financial analyses used by Lehman Brothers Europe Limited in connection with providing its opinion to Terra Networks’ Board of Directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Lehman Brothers Europe Limited, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers Europe Limited’s opinion.

  Terra Networks Valuation

     Sum-of-the-Parts Analysis

     Lehman Brothers Europe Limited reviewed the stand-alone valuation of Terra Networks on the basis of a sum-of-the-parts approach, utilizing different valuation methodologies depending on the type of asset. For Terra Networks’ cash position, Lehman Brothers Europe Limited used book value as of December 31, 2004. For financial investments and interest in other companies, Lehman Brothers Europe Limited used market value, option value or net present value of future proceeds from the sale of interests subject to an offer or a commitment to buy from a third party. For the strategic alliance contract between Terra Networks and Telefónica and Terra Networks’ joint venture interests, operating assets and tax credits, Lehman Brothers Europe Limited used discounted cash flow valuation, pursuant to which forecasted free cash flows attributable to such assets were discounted to net present value by weighted cost of capital rates.

     In addition to being valued on a discounted cash flow basis, as a supplemental comparison, Terra Networks’ Spanish operating assets were also valued by using a comparable companies approach, pursuant to which multiples derived from implied values from transactions involving companies in comparable businesses and from EBITDA and revenue of comparable companies were applied to Terra Networks’ Spanish access business and its other Spanish business.

Multiples derived from subscriber acquisition costs and gross margins of companies in comparable businesses were also applied to Terra Networks’ Spanish access business.

     The result of Lehman Brother’s sum-of-the-parts analysis was an implied value per Terra Networks ordinary share of €3.18.

     Other Value Effects

     Lehman Brothers Europe Limited then observed that potential synergies, loss of historical tax credits and the potential ability to realize value from a tax credit relating to Terra Networks’ sale of Lycos Inc. were other potential sources of value or loss of value not included in the sum-of-the parts analysis of Terra Networks. Accordingly, Lehman Brothers Europe Limited calculated an adjustment to its sum-of-the-parts implied value per Terra Networks ordinary share described above to take into account an estimate of the aggregate impact of these other potential effects on value to arrive at an adjusted merger value per Terra Networks ordinary share of €3.57.

     Comparable Companies Analysis

     Lehman Brothers Europe Limited compared Terra Networks as a whole against the following eight other companies:

  easynet

  freenet.de

  Iliad

  TI Media

  T-Online

  Tiscal

  United Internet

  Web.de

Lehman Brothers Europe Limited applied the average multiple of the listed companies’ enterprise values to forecasted EBITDA for each of 2005 and 2006 to Terra Networks’ forecasted EBITDA for such years to calculate implied firm values for Terra Networks, and then made adjustments to such firm values for other assets and liabilities. The results of this analysis were implied equity values of €3.05 and €3.18 per Terra Networks ordinary share based on Terra Networks’ forecasted EBITDA for 2005 and 2006, respectively.

     Lehman Brothers Europe Limited noted that, while the review of comparable companies served as comparative information, due to the different profitability and risk profile of Terra Networks, the comparable companies analysis should not be deemed a meaningful valuation methodology.

      Broker Views

     Lehman Brothers Europe Limited also reviewed brokers’ target prices for Terra Networks ordinary shares in reports published between April 2004 and February 8, 2005. Lehman

Brothers Europe Limited adjusted two of the target prices published in April 2004 for the €2.00 dividend on Terra Networks ordinary shares paid in July 2004. The average of these target prices was €3.00 and the median was €3.00.

  Telefónica Valuation

     As noted above, Lehman Brothers Europe Limited was not provided with any non-publicly available business or financial information, including financial forecasts, for Telefónica. Therefore, Lehman Brothers Europe Limited analyzed Telefónica’s valuation using a market-based approach.

     Broker Views

     Lehman Brothers Europe Limited reviewed brokers’ target prices for Telefónica ordinary shares in reports published between November 11, 2004 and February 21, 2005. The average of these target prices was €14.92 and the median was €14.55.

    Historical Share Price Performance

     Lehman Brothers Europe Limited reviewed the historical share price performance and trading volumes of Telefónica ordinary shares from May 25, 2003, the launch date of Telefónica’s 2003 tender offer for Terra Networks shares, through to February 14, 2005, the date that Telefónica announced its intention to make an offer for a business combination transaction with Terra Networks. Lehman Brothers Europe Limited also calculated the average market price of Telefónica ordinary shares for the one-month, six-month and one-year periods prior to February 14, 2005 and for the period from May 25, 2003 to February 14, 2005. The following table sets forth the results of this analysis:

Period	Average Share Price (€)

1 month	14.02
6 months	13.05
1 year	12.67
Since Launch of Tender Offer on May 28, 2003	11.52

  Relative Valuation

     Lehman Brothers Europe Limited performed a relative analysis of the historical share price performance for both Terra Networks and Telefónica by comparing market prices of Terra Networks ordinary shares (as adjusted for a dividend payment of €2.00 per share on July 29, 2004) to market prices of Telefónica ordinary shares during the period from May 28, 2003 to February 1, 2005. Lehman Brothers Europe Limited also calculated the average ratio of the market price of a Telefónica ordinary share to the adjusted price of a Terra Networks ordinary share for the month of January 2005, the six-month period of August 2004 through January 2005, the one-year period of February 2004 through February 2005 and for the period from May 25, 2003 to January 4, 2005. The following table sets forth the results of this analysis:

Period	Average Ratio

1 month	4.49:1
6 months	4.45:1
1 year	4.30:1

Period	Average Ratio

Since Launch of Tender Offer on May 28, 2003	4.02:1

     Lehman Brothers Europe Limited noted that the ratios set forth in the table above were not adjusted to include the effect of the anticipated cash dividend of €0.60 to be paid to Terra Networks shareholders, including Telefónica, prior to consummation of the merger.

   Public Market Valuation of Consideration

     Lehman Brothers Europe Limited then analyzed the implied offer price for the proposed merger based on the exchange ratio of 4.5:1 for the proposed merger, the high and low market prices for Telefónica ordinary shares during the one month period prior to February 22, 2005 and the market price on such date, and adding the effect of the €0.60 anticipated dividend on Terra Network ordinary shares. The results of this analysis are set forth in the table below:

	Low	High	As of February 22, 2005

Implied Terra Networks Share Price in Offer (€)	3.59	3.84	3.69

     Lehman Brothers Europe Limited observed that the range of the implied offer price set forth in the table above is greater than the adjusted merger value of €3.57 per Terra Networks ordinary share discussed above under the heading “-Terra Networks Valuation - Other Value Effects”.

Miscellaneous

     Lehman Brothers Europe Limited is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Terra Networks’ Board of Directors selected Lehman Brothers Europe Limited because of its expertise, reputation and familiarity with Terra Networks and its industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

     As compensation for its services in connection with the merger, Lehman Brothers Europe Limited received a fee of €1 million upon delivery of its opinion. In addition, Terra Networks has agreed to reimburse Lehman Brothers Europe Limited for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Lehman Brothers Europe Limited and its related parties for certain liabilities that may arise out of its engagement by Terra Networks and the rendering of Lehman Brothers Europe Limited’s opinion.

     Lehman Brothers Europe Limited and its affiliates in the past have provided, and currently provide, services to Terra Networks and Telefónica, including in connection with mergers and acquisitions other than the proposed merger. An affiliate of Lehman Brothers Europe Limited has provided a two-year €100 million revolving credit facility to Telefónica which remains undrawn as of the date of Lehman Brothers Europe Limited’s opinion. In the ordinary course of its business, Lehman Brothers Europe Limited and its affiliates may actively trade in the debt or equity securities of Terra Networks and Telefónica or their affiliates for their own accounts or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities.

SUMMARY OF OPINION OF CITIGROUP GLOBAL MARKETS LIMITED

     Terra Networks retained Citigroup Global Markets Limited to act as its joint financial advisor in connection with a possible business combination transaction with Telefónica. In connection with its engagement, Terra Networks instructed Citigroup Global Markets Limited to evaluate the fairness, from a financial point of view, to the holders of Terra Networks ordinary shares (other than Telefónica and its affiliates) of the exchange ratio. At the February 23, 2005 meeting of the Board of Directors of Terra Networks, Citigroup Global Markets Limited delivered its oral opinion to the Board of Directors of Terra Networks, subsequently confirmed in writing, to the effect that, based upon and subject to the qualifications and assumptions set forth therein, as of the date thereof, the exchange ratio of 2/9ths of an ordinary share of Telefónica for each ordinary share of Terra Networks was fair, from a financial point of view, to the holders of Terra Networks ordinary shares (other than Telefónica and its affiliates). In connection with rendering its opinion, Citigroup Global Markets Limited assumed, among other things, payment of the proposed dividend of €0.60 per Terra Networks ordinary share to be paid to all Terra Network shareholders prior to the merger.

     Citigroup Global Markets Limited’s opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Terra Networks ordinary shares (other than Telefónica and its affiliates) and is not intended and does not constitute a recommendation to any Terra Networks shareholder as to how such shareholder should vote at the annual general shareholders’ meeting of Terra Networks. Except as described below, no limitations were imposed by Terra Networks or Telefónica upon Citigroup Global Markets Limited with respect to the investigations made or procedures followed by it in rendering its opinion. Although Citigroup Global Markets Limited evaluated the financial terms of the merger and participated in discussions concerning the determination of the exchange ratio, Citigroup Global Markets Limited was not asked to and did not recommend this exchange ratio, which was the result of negotiations between Terra Networks and Telefónica.

     In connection with rendering its opinion, Citigroup Global Markets Limited, among other things:

  reviewed a draft dated February 23, 2005, of the merger plan;

  held discussions with certain senior officers, directors and other representatives and advisors of Terra Networks concerning the businesses, operations and prospects of Terra Networks;

  examined certain publicly available business and financial information relating to Terra Networks and Telefónica as well as certain financial forecasts and other information and data relating to Terra Networks, including information as to Terra Networks’ material tax attributes, which were provided to or discussed with Citigroup Global Markets Limited by the management of Terra Networks;

  reviewed the financial terms of the merger in relation to, among other things:

    current and historical market prices of Terra Networks ordinary shares and Telefónica ordinary shares,

    the historical and projected earnings and other operating data of Terra Networks and Telefónica (Citigroup Global Markets Limited, however, was not provided with any non-publicly available business or financial information, including financial forecasts, for Telefónica); and

    the capitalization and financial condition of Terra Networks and Telefónica;

  considered, to the extent publicly available, the financial terms of certain other transactions which Citigroup Global Markets Limited considered relevant in evaluating the merger;

  analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup Global Markets Limited considered relevant in evaluating those of Terra Networks and Telefónica;

  took into account, among other factors, the proposed dividend of €0.23 per Telefónica ordinary share in respect of 2004 and the proposed distribution by Telefónica of one Telefónica ordinary share for each 25 Telefónica ordinary shares, in which the holders of Terra Networks ordinary shares will not participate, and the proposed dividend of €0.60 per Terra Networks ordinary share to be paid by Terra Networks to all holders of Terra Networks ordinary shares; and

  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup Global Markets Limited deemed appropriate.

     In rendering its opinion, Citigroup Global Markets Limited assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup Global Markets Limited and upon the assurances of the management of Terra Networks that it was not aware of any relevant information that had been omitted or that remained undisclosed to Citigroup Global Markets Limited. With respect to financial forecasts and other information and data relating to Terra Networks, including information as to Terra Networks’ material tax attributes, provided to or otherwise reviewed by or discussed with Citigroup Global Markets Limited, Citigroup Global Markets Limited was advised by the management of Terra Networks that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Terra Networks as to the future financial performance of Terra Networks and the expected realization by Terra Networks of its material tax attributes. At the request of Terra Networks’ Board of Directors, Citigroup Global Markets Limited also retained independent counsel of international standing to advise Citigroup Global Markets Limited on certain matters relating to the material tax attributes of Terra Networks and the effect of the merger on those attributes, and Citigroup Global Markets Limited relied on that advice.

     Citigroup Global Markets Limited’s opinion relates to the relative values of Terra Networks and Telefónica. Citigroup Global Markets Limited did not express any opinion as to what the value of the Telefónica ordinary shares actually will be when issued pursuant to the merger or the price at which the Telefónica ordinary shares will trade at any time. Citigroup Global Markets Limited did not make nor was it provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Terra Networks or Telefónica (other than material tax attributes of Terra Networks, referred to above), nor did Citigroup Global Markets Limited make any physical inspection of the properties or assets of Terra or Telefónica.

Citigroup Global Markets Limited was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Terra Networks. Citigroup Global Markets Limited expressed no view as to, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Terra Networks or the effect of any other transaction in which Terra Networks might engage. In particular, Citigroup Global Markets Limited took into account the fact that Telefónica currently controls Terra Networks. Citigroup Global Markets Limited’s opinion was necessarily based upon information available to Citigroup Global Markets Limited, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

     Citigroup Global Markets Limited’s opinion and financial analyses were only one of many factors considered by Terra Networks’ Board of Directors in its evaluation of the merger and should not be viewed as determinative of the views of Terra Networks’ Board of Directors with respect to the merger or the exchange ratio provided for in the transaction.

     In preparing its opinion, Citigroup Global Markets Limited performed a variety of financial and comparative analyses. The preparation of a financial opinion is a complex analytical process, involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Accordingly, Citigroup Global Markets Limited believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     The following is a summary of the material financial analyses performed by Citigroup Global Markets Limited in connection with the preparation of its opinion and presented to the Board of Directors of Terra Networks at its meeting on February 23, 2005.

   Historical Share Price Performance

     Citigroup Global Markets Limited reviewed the relationship between movements in prices of Terra Networks ordinary shares and Telefónica ordinary shares and the implied offer price for the merger for the period from July25, 2003, the date on which Telefónica officially announced to the CNMV the number of Terra Networks ordinary shares it acquired in the tender offer, through February 11, 2005, the last trading day before Telefónica publicly announced its intention to make an offer for a business combination transaction with Terra Networks. The implied offer price for the merger was calculated by multiplying the adjusted Telefónica share price by the exchange ratio of 2/9 and then adding €0.60 for the effect of the anticipated dividend on Terra Network ordinary shares to be paid before consummation of the merger. The adjusted Telefónica share price was arrived at by subtracting the anticipated cash dividend of €0.23 from the Telefónica unadjusted share price and then adjusting the result for the anticipated stock dividend on Telefónica ordinary shares of one share for every 25 outstanding shares, in which cash and stock dividends Terra Networks shareholders will not participate. Citigroup Global Markets Limited also adjusted the Terra Networks share price for the €2.00 cash dividend per Terra Networks ordinary share paid in July 2004 in the period prior to the payment of such dividend.

     In addition, Citigroup Global Markets Limited compared the implied offer price with the trading price of a Terra Networks ordinary share on February 11, 2005 (the last trading day prior to the public announcement of Telefónica’s intention to make an offer) and the one-, three- and six-month trailing averages in the period prior and up to February 21, 2005, in the case of Telefónica, and up to February 11, 2005, in the case of Terra Networks. The following table sets forth the results of this analysis:

	Terra Networks Ordinary Share Price (€)	Implied Offer Price (€)	Premium

February 11, 2005	3.19	3.58	12%
Last Month Trailing Average	3.11	3.56	14%
Last 3 Month Trailing Average	2.96	3.49	18%
Last 6 Month Trailing Average	2.90	3.35	16%

  Precedent Transactions Analysis

     Noting that Telefónica currently controls Terra Networks, Citigroup Global Markets Limited compared the premium that the implied offer price for the merger represented over the price on the last trading day before announcement and the three- and six-month trailing averages thereof with the premia on similar last trading days and for similar trailing periods represented by the cash consideration for four recent de-listing tender offers by Spanish companies;

  the consideration in three recent mergers involving significant shareholders (owning less than half of the equity) of Spanish companies acquiring the remainder of the equity of those companies; and

  the consideration for two recent offers by controlling shareholders (owning in excess of half of the equity) of European internet service providers to acquire the remainder of the equity of those companies.

     The precedent transactions considered by Citigroup Global Markets Limited were the following:

Spanish De-Listing Offers

Date Announced	Company

April 22, 2002	Hidroelectrica del Cantabrico
December 9, 2003	Aceralia Corporacion Siderurgica SA
May 31, 2004	Centros Comerciales Carrefour SA
June 4, 2004	Cementos Molins SA

Spanish Significant Shareholder Mergers

Date Announced	Acquiror	Target

April 16, 2002	FCC	Portland Valderrivas
July 1, 2003	ACS	Grupo Dragados
August 1, 2003	Metrovacesa	Bami

Offers by Controlling Shareholders of European ISPs

Date Announced	Acquiror	Target

February 23, 2004	France Telecom	Wanadoo
October 9, 2004	Deutsche Telekom	T-Online

     With respect to the financial information for the precedent transactions and the companies involved therein, Citigroup Global Markets Limited relied on information available in public documents. The following table summarizes the median premia (discount) offered in these transactions over the price on the last trading day before announcement and the three- and six-month trailing averages thereof and, in the far right column, sets forth for comparative purposes the same information for the implied offer price in the proposed merger between Terra Networks and Telefónica:

Period	Median Spanish De-Listing Offer Premia (Discount)	Median Spanish Merger Consideration Premia	Median European ISP Premia	Implied Offer Price Premium For Proposed Merger

1 day	(2.2)%	9.3%	8.6%	12%
3 month	2.7%	2.4%	17.3%	18%
6 month	7.0%	7.0%	19.0%	16%

     Citigroup Global Markets Limited observed that none of the precedent transactions was identical to the proposed merger of Terra Networks and Telefónica.

  Terra Networks Valuation

    Discounted Cash Flow Analysis

     Citigroup Global Markets Limited’s primary methodology for reviewing the value of Terra Networks was a sum-of-the-parts discounted cash flow analysis for each of Terra Networks’ individual operating assets and certain non-operating assets. Citigroup Global Markets Limited applied country-specific discount rates based on weighted average cost of capital assumptions to calculate the net present value of Terra Networks’ management’s forecasted free cash flows from its operating assets, the benefits of future tax savings relating to net operating losses and payments to be received by Terra Networks under its strategic alliance agreement with Telefónica. Citigroup Global Markets Limited applied greater discount rates, however, to calculate the net present value of a potential additional tax credit resulting from the August 2, 2004 sale by Terra Networks of Lycos Inc. as Terra Networks’ ability to realize value from this contingent asset is speculative and difficult to predict. Citigroup Global Markets Limited then adjusted the value of Terra Networks to reflect Terra Networks’ net cash (including amounts due from Telefónica under tax sharing arrangements) and other non-operating assets (including investments in unconsolidated and other non-wholly owned affiliates and anticipated proceeds from dispositions). The result of this sum-of-the-parts discounted cash flow analysis was an implied value per Terra Networks ordinary share of €2.90 to €3.71.

     Comparable Companies Analysis

     Using publicly available information, Citigroup Global Markets Limited reviewed the relative share price performance from July 2003 to February 2005 of Terra Networks and the following five publicly held European internet service providers, as well as a market-weighted index comprised of such companies:

  freenet.de

  Iliad

  Telecom Italia Media

  Tiscali

  United Internet

     Citigroup Global Markets Limited also compared the listed companies’ multiples of firm value (equal to equity value plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash) to forecasted revenues, gross profit and EBITDA for 2005 - 2007 with such multiples for Terra Networks. Citigroup Global Markets Limited then calculated a range of illustrative valuations for Terra Networks’ operating assets by applying deviations of plus or minus 10% from the medians of such multiples for the comparable companies to Terra Networks’ management’s forecasts and then adding Terra Networks’ net cash and other non-operating assets valued in a manner consistent with the methodology employed in the analysis described above under the heading “-Discounted Cash Flow Analysis”. The result of this comparable companies analysis was an implied value per Terra Networks ordinary share of €2.73 to €3.77.

     Citigroup Global Markets Limited observed that none of the selected companies was identical to Terra Networks. In particular, Citigroup Global Markets Limited noted that Terra Networks’ relatively lower expected 2005-2007 profitability would suggest a valuation of Terra Networks toward the lower end of the valuation range.

     Research Analyst Target Prices

     Citigroup Global Markets Limited reviewed research analysts’ target prices for Terra Networks ordinary shares published between July 1, 2004 (after adjusting for the €2.00 cash dividend per Terra Networks ordinary share paid in July 2004) and February 15, 2005. The range of these target prices (excluding the highest and lowest values) was from €2.80 to €3.17.

  Telefónica Valuation

     As noted above, Citigroup Global Markets Limited was not provided with any non-publicly available business or financial information, including financial forecasts, for Telefónica and Citigroup Global Markets Limited had no access to Telefónica’s management. This limited the valuation analyses with respect to Telefónica that were available to Citigroup Global Markets Limited.

     Citigroup Global Markets Limited reviewed the value of Telefónica using a sum-of-the-parts analysis that used various valuation methodologies for Telefónica’s primary operating assets, including trading comparables and market value, and then adjusted for overhead costs, non-operating assets and liabilities and minority interests. For Telefónica’s principal operating assets-Telefónica Moviles, the fixed-line Spanish telecommunications business and Telefónica International-which collectively represent the substantial majority of Telefónica’s firm value, Citigroup Global Markets Limited’s primary valuation methodology was based on a comparable companies analysis. For Telefónica Moviles, Citigroup Global Markets Limited compared it to Telecom Italia Mobile and Vodafone and its market value; for the Spanish fixed-line business, to British Telecom; and for Telefónica International, to Telmex, Telesp, Brasil Telecom and Tele Norte Leste. The result of this analysis was an implied value in the range of €13.36 to €16.39 per Telefónica share, as compared to a market price of €14.19 per Telefónica share as of February 21, 2005.

     Citigroup Global Markets Limited also reviewed research analysts’ target prices for Telefónica ordinary shares published between June 18, 2004 and February 11, 2005. The range of these target prices (excluding the three highest and the three lowest values) was from €13.50 to €16.50.

  Miscellaneous

     Under the terms of its engagement, Citigroup Global Markets Limited received a fee of €1 million for its services as financial advisor to Terra Networks upon delivery of its opinion. Terra Networks has also agreed to reimburse Citigroup Global Markets Limited for reasonable travel and other expenses (plus any applicable value added tax) incurred by Citigroup Global Markets Limited in performing its services, including fees and expenses of its legal counsel and tax advisers, and to indemnify Citigroup Global Markets Limited and related persons against liabilities, including liabilities under applicable securities laws, arising out of its engagement.

     Citigroup Global Markets Limited and its affiliates in the past have provided, and currently provide, services to Terra Networks and Telefónica and their affiliates, including in connection with derivatives trading, high yield debt placements, mergers and acquisitions, bank financings and common stock block trades, for which services Citigroup Global Markets Limited and its affiliates have received and expect to receive compensation. In the ordinary course of business, Citigroup Global Markets Limited and its affiliates may actively trade or hold the securities of Terra Networks and Telefónica for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup Global Markets Limited and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Terra Networks and Telefónica and their respective affiliates.

     Citigroup Global Markets Limited’s advisory services and its opinion were provided solely for the information of the Board of Directors of Terra Networks in its evaluation of the proposed merger, and Citigroup Global Markets Limited’s opinion was not intended to be and does not constitute a recommendation to the Board of Directors of Terra Networks or any shareholder of Terra Networks as to how such directors or shareholder should vote or act on any matters relating to the proposed merger. Accordingly, Citigroup Global Markets Limited’s opinion may not be relied on by or used for any other purpose. Citigroup Global Markets Limited’s opinion should not be taken to supplant any additional inquiries or procedures that the Board of Directors of Terra Networks should undertake in its evaluation of the proposed merger.

     Terra Networks selected Citigroup Global Markets Limited as its joint financial advisor based on Citigroup Global Markets Limited’s reputation, experience and familiarity with Terra Networks and its business. Citigroup Global Markets Limited is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuation for corporate and other purposes.

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